UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO-C

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

USANA Health Sciences, Inc.

(Name of Subject Company (Issuer))

Gull Holdings, Ltd.

Myron W. Wentz

David A. Wentz

Jacquelyn R. Wentz

Bryan Wentz

Annette Wentz

Paul & Jane Meyer Family Foundation

Paul J. Meyer

Alice Jane Meyer

Centre Island Properties, Ltd.

Waco Boys Club Foundation, Inc.

L-K Marketing Group, LLC

Beagle Irrevocable Asset Trust

(Name of Filing Persons (Offerors))

Common Stock, $0.001 par value

(Title of Class of Securities)

90328M107

(CUSIP Number of Class of Securities)

Dr. Myron W. Wentz

3838 West Parkway Blvd.

Salt Lake City, Utah 84120

(801) 954-7100

(Name, address and telephone number of person authorized

to receive notices and communications on behalf of filing persons)

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not applicable*	Not applicable*

* filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: ____________	Filing Party: ___________
Form or Registration No. ____________	Date Filed: ____________

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☒	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a tender offer for the outstanding common stock of USANA Health Sciences, Inc., a Utah corporation (“USANA”). Attached hereto is a copy of a Schedule 13D filed with the Securities and Exchange Commission on May 23, 2008, pursuant to Section 13 of the Securities Exchange Act of 1934, as amended.

THE TENDER OFFER DESCRIBED HEREIN HAS NOT YET COMMENCED, AND THIS IS NEITHER AN OFFER TO PURCHASE NOR A SOLICITATION OF AN OFFER TO SELL SECURITIES. AT THE TIME THE TENDER OFFER IS COMMENCED, THE OFFERORS WILL FILE A TENDER OFFER STATEMENT ON SCHEDULE TO WITH THE SECURITIES AND EXCHANGE COMMISSION (SEC). SHAREHOLDERS ARE STRONGLY ADVISED TO READ THE TENDER OFFER STATEMENT (INCLUDING THE OFFER TO PURCHASE, RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. ONCE FILED, THESE DOCUMENTS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEBSITE AT WWW.SEC.GOV.

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )*

USANA Health Sciences, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title and Class of Securities)

90328M107

(CUSIP number)

Dr. Myron W. Wentz

3838 West Parkway Blvd.

Salt Lake City, UT 84120

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 13, 2008

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 90328M107	13D	Page 2 of 23 Pages

1	NAMES OF REPORTING PERSONS Gull Holdings, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,302,452
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 8,302,452
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,302,452
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 50.6%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 90328M107	13D	Page 3 of 23 Pages

1	NAMES OF REPORTING PERSONS Myron W. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION St. Kitts & Nevis

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 8,582,452
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 8,582,452
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,582,452
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 90328M107	13D	Page 4 of 23 Pages

1	NAMES OF REPORTING PERSONS David A. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 417,510
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 417,510
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 417,510
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 90328M107	13D	Page 5 of 23 Pages

1	NAMES OF REPORTING PERSONS Jacquelyn R. Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 616,050
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 616,050
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 616,050
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 90328M107	13D	Page 6 of 23 Pages

1	NAMES OF REPORTING PERSONS Bryan Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 123,312
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 123,312
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 123,312
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.7%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 90328M107	13D	Page 7 of 23 Pages

1	NAMES OF REPORTING PERSONS Annette Wentz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 2,940
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 2,940
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,940
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.02%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 90328M107	13D	Page 8 of 23 Pages

1	NAMES OF REPORTING PERSONS Paul & Jane Meyer Family Foundation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 888,745
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 888,745
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 888,745
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 90328M107	13D	Page 9 of 23 Pages

1	NAMES OF REPORTING PERSONS Paul James Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 0
8 SHARED VOTING POWER 84,000
9 SOLE DISPOSITIVE POWER 0
10 SHARED DISPOSITIVE POWER 84,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 90328M107	13D	Page 10 of 23 Pages

1	NAMES OF REPORTING PERSONS Alice Jane Meyer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 84,000
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 84,000
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 84,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 90328M107	13D	Page 11 of 23 Pages

1	NAMES OF REPORTING PERSONS Centre Island Properties, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 741,930
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 741,930
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 741,930
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 90328M107	13D	Page 12 of 23 Pages

1	NAMES OF REPORTING PERSONS Waco Boys Club Foundation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 58,400
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 58,400
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 58,400
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 90328M107	13D	Page 13 of 23 Pages

1	NAMES OF REPORTING PERSONS L-K Marketing Group, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 52,865
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 52,865
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,865
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 90328M107	13D	Page 14 of 23 Pages

1	NAMES OF REPORTING PERSONS Beagle Irrevocable Asset Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 17,340
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 17,340
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,340
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions)	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 90328M107	13D	Page 15 of 23 Pages

Item 1.	Security and Issuer.

The securities to which this statement relates are shares of common stock, par value $0.001 per share (the “Shares”), of USANA Health Sciences, Inc., a Utah corporation (the “Issuer”). The principal executive offices of the Issuer are located at 3838 West Parkway Boulevard, Salt Lake City, Utah 84120.

Item 2.	Identity and Background.

(a), (b), (c) and (f). This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the “Commission”) pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”):

1.	Gull Holdings, Ltd., an Isle of Man company (“Gull”), is ultimately owned and controlled by Myron W. Wentz (“Dr. Wentz”). Gull is an investment vehicle formed by Dr. Wentz. The business address and principal offices of Gull are located at International House, Victoria Road, Douglas, Isle of Man. The corporate director of Gull is Enmyn Limited, an Isle of Man company, which is a corporate and trust services provider.

2.	Dr. Wentz is the Chairman and Chief Executive Officer of the Issuer. Dr. Wentz is the sole owner of Gull, through a revocable Liechtenstein trust, and the father of David A. Wentz. Dr. Wentz is a citizen of St. Kitts and Nevis. His address is 3838 West Parkway Boulevard, Salt Lake City, UT 84120.

3.	David A. Wentz is the President of the Issuer. Mr. Wentz is a citizen of the United States. His address is 308 West 300 South, #203, Salt Lake City, UT 84101.

4.	Jacquelyn R. Wentz is the mother of David Wentz. Ms. Wentz is presently retired. Ms. Wentz is a citizen of the United States. Her address is 44 West Broadway, #1005-S, Salt Lake City, UT 84101.

5.	Bryan Wentz is an employee of the Issuer and the nephew of Dr. Wentz. Mr. Wentz is a citizen of the United States. His address is 4185 S. Normandie Lane, Salt Lake City, UT 84107.

6.	Annette Wentz is the wife of Bryan Wentz. Her present principal occupation is as a homemaker. Mrs. Wentz is a citizen of the United States. Her address is 4185 S. Normandie Lane, Salt Lake City, UT 84107.

7.	Paul & Jane Meyer Family Foundation (the “Meyer Foundation”) is a non-profit corporation organized under the laws of the State of Texas. The address of the principal office of the Meyer Foundation is 4527 Lake Shore Drive, Waco, Texas 76710. The principal business of the Meyer Foundation is to operate as a charitable foundation.

8.	Paul J. Meyer is a director of the Meyer Foundation. He is retired. Mr. Meyer is a citizen of the United States. His address is 4527 Lake Shore Drive, Waco, Texas 76710. Mr. Meyer is married to Alice Jane Meyer.

CUSIP No. 90328M107	13D	Page 16 of 23 Pages

9.	Alice Jane Meyer is a director of the Meyer Foundation. She is a homemaker. Ms. Meyer is a citizen of the United States. Her address is 4527 Lake Shore Drive, Waco, Texas 76710. Ms. Meyer is married to Paul J. Meyer.

10.	Centre Island Properties, Ltd. (“Centre Island Properties”) is a corporation organized under the laws of the Cayman Islands. The address of the principal office of Centre Island Properties is Cayman Falls, 1114 B West Bay Road, Grand Cayman, Cayman Islands. The principal business of Centre Island Properties is real estate investment and property management.

11.	Waco Boys Club Foundation, Inc. (the “Waco Boys Club Foundation”) is a non-profit corporation organized under the laws of the State of Texas. The address of the principal office of the Waco Boys Club Foundation is 4567 Lake Shore Drive, Waco, Texas 76710. The principal business of the Waco Boys Club Foundation is to operate as a charitable foundation.

12.	L-K Marketing Group, LLC (“L-K Marketing Group”) is a limited liability company organized under the laws of the State of Texas. The address of the principal office of L-K Marketing Group is P.O. Box 8072, Waco, Texas 76714. The principal business of L-K Marketing Group is marketing and sales.

13.	Beagle Irrevocable Asset Trust (“Beagle Trust”) is a private trust organized under the laws of the State of Texas. The address of the principal office of Beagle Trust is 4567 Lake Shore Drive, Waco, Texas 76710. The principal business of Beagle Trust is real estate investment.

The entities and natural persons identified in clauses (1) through (13) above are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The name, business address and present principal occupation or employment of each executive officer and each director of the Meyer Foundation are set forth on Exhibit G attached hereto and incorporated herein by reference. Each executive officer and director of the Meyer Foundation is a United States citizen.

The name, business address and present principal occupation or employment of each executive officer and each director of Centre Island Properties are set forth on Exhibit H attached hereto and incorporated herein by reference. Each executive officer and director of Centre Island Properties other than Christopher Whorms is a United States citizen. Mr. Whorms is a Cayman Islands citizen.

The name, business address and present principal occupation or employment of each executive officer and each director of the Waco Boys Club Foundation are set forth on Exhibit I attached hereto and incorporated herein by reference. Each executive officer and director of the Waco Boys Club Foundation is a United States citizen.

The name, business address and present principal occupation or employment of each executive officer and the sole manager of L-K Marketing Group are set forth on Exhibit J attached hereto and incorporated herein by reference. Each executive officer and the sole manager of L-K Marketing Group is a United States citizen.

The name, business address and present principal occupation or employment of each trustee of Beagle Trust are set forth on Exhibit K attached hereto and incorporated herein by reference. Each trustee of Beagle Trust is a United States citizen.

(d) and (e) During the last five years, none of (i) the Reporting Persons, (ii) to the Meyer Foundation’s knowledge, the persons set forth on Exhibit G, (iii) to Centre Island Properties’ knowledge, the persons set forth on Exhibit H, (iv) to the Waco Boys Club Foundation’s knowledge, the persons set forth on Exhibit I, (v) to L-K Marketing Group’s knowledge, the persons set forth on Exhibit J, and (vi) to Beagle Trust’s knowledge, the persons set forth on Exhibit K, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

CUSIP No. 90328M107	13D	Page 17 of 23 Pages

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

(a) – (b) On May 13, 2008, Gull announced the Reporting Persons’ intention to commence a tender offer (the “Offer”) to purchase all of the outstanding Shares of the Issuer not owned by the Reporting Persons for $26.00 per share in cash. The Offer would be made through Unity Acquisition Corp., a newly formed acquisition vehicle (“Purchaser”), and a wholly owned subsidiary of Gull-Unity Holding Corp., a newly formed holding company (“Holdco”). A copy of the press release announcing the Offer is attached hereto as Exhibit B and is incorporated herein by reference.

Completion of the Offer will be subject to, among other things, (i) closing of the necessary debt financing to complete the Offer, (ii) the holders of at least the majority of the publicly-held Shares tendering their Shares in the Offer, and (iii) Purchaser holding at least 90% of the outstanding Shares at the completion of the Offer, including the Shares held by the Reporting Persons.

Following successful completion of the Offer, Holdco will effect a short-form merger of Purchaser with and into the Issuer (the “Merger”), in which the Shares held by the remaining public shareholders of the Issuer will be converted into the same consideration paid in the Offer. On May 13, 2008, Gull provided a letter to the board of the directors of the Issuer regarding the proposed Offer and a copy of such letter is attached hereto as Exhibit D and is incorporated herein by reference.

Purchaser will need approximately $138 million to purchase all of the outstanding Shares in the Offer that the Reporting Persons do not already own, exclusive of any related transaction fees and expenses. The purchase price for the Offer is expected to be funded through debt financing. Gull has obtained a debt financing commitment from Ableco Finance LLC (the “Lender”) to provide a senior secured financing facility in an aggregate principal amount of up to $215 million, pursuant to a commitment letter from the Lender dated May 13, 2008 (the “Commitment Letter”). A copy of the Commitment Letter is attached hereto as Exhibit C and is incorporated herein by reference. The funds provided by the loans from the Lender are also anticipated to be used to refinance the Issuer’s existing indebtedness and to otherwise support the Issuer’s operations following the closing of the transactions.

There are various conditions to the obligation of the Lender to provide the debt financing, including, among others: (i) preparation, execution and delivery of a mutually acceptable credit agreement and documentation evidencing and securing the loans; (ii) absence of any material adverse change since March 31, 2008, with respect to the financial condition, business, operations, assets, liabilities or prospects of the Issuer and its subsidiaries, taken as a whole (a “Material Adverse Change”); (iii) satisfaction by the Issuer of certain financial tests as of the closing; (iv) receipt of necessary governmental and third-party approvals or consents in connection with the transactions; (v) absence of any pending or threatened claim, action, suit, investigation, litigation or proceeding (including shareholder or derivative litigation) related to the proposed financing or which has a reasonable likelihood of having a Material Adverse Change; and (vi) there being validly tendered and not withdrawn a sufficient number of Shares in the Offer such that, after the Shares are purchased pursuant to the Offer, Purchaser owns at least 90% of the outstanding Shares and is able to consummate the Merger. There is a possibility that the Reporting Persons will not be able to borrow funds under the proposed financing if any of the conditions are not satisfied. The Reporting Persons currently have no alternative financing arrangements in place if the proceeds of the financing are not available as anticipated.

Also on May 13, 2008, the Reporting Persons entered into a contribution agreement with Purchaser and Holdco (the “Contribution Agreement”), providing for the contribution of the Shares held

CUSIP No. 90328M107	13D	Page 18 of 23 Pages

by the Reporting Persons to Holdco in exchange for Shares of Holdco common stock and certain other matters related to the proposed Offer and Merger. Pursuant to the terms of the Contribution Agreement, each of the Reporting Persons will contribute his, her or its Shares (the “Contributed Shares”) to Holdco prior to the acceptance of any Shares in the Offer, and Holdco will be owned by such contributors in proportion to the number of Contributed Shares. Immediately following the contribution of such Contributed Shares to Holdco, Holdco will contribute the Contributed Shares to Purchaser. Following the completion of the Offer and the Merger, the Reporting Persons, through Holdco, will own 100% of the outstanding shares of the Issuer. A copy of the Contribution Agreement is attached hereto as Exhibit E and is incorporated herein by reference.

(c) Not applicable.

(d) Following the transactions described in this Item 4, the directors of the Issuer are expected to be Myron W. Wentz, David A. Wentz and/or their nominees.

(e) Other than as a result of the Offer described in (a) – (b) above, not applicable.

(f) Not applicable.

(g) Not applicable.

(h) – (i) If the Offer and the Merger are consummated as planned, the common shares of the Issuer will be deregistered under the Exchange Act, and delisted from the Nasdaq Global Select Market.

(j) Other than as described above, none of (i) the Reporting Persons, (ii) to the Meyer Foundation’s knowledge, the persons set forth on Exhibit G, (iii) to Centre Island Properties’ knowledge, the persons set forth on Exhibit H, (iv) to the Waco Boys Club Foundation’s knowledge, the persons set forth on Exhibit I, (v) to L-K Marketing Group’s knowledge, the persons set forth on Exhibit J, and (vi) to Beagle Trust’s knowledge, the persons set forth on Exhibit K, currently have any plans or proposals which relate to or would result in any of the matters listed in Items 4(a)-(i) of Schedule 13D.

The Reporting Persons reserve the right to formulate alternative plans and/or proposals, or take other actions with respect to their investment in the Issuer. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations, and prospects of the Issuer, and general economic, financial market, and industry conditions.

Item 5.	Interest in Securities of the Issuer.

(a) and (b)

1. Gull is the beneficial owner of 8,302,452 Shares, constituting 50.6% of the class. Gull has the sole power to vote or direct the vote of 8,302,452 Shares, and sole power to dispose of or direct the disposition of 8,302,452 Shares. Under the rules and regulations of the Commission, Gull and Dr. Wentz may be deemed to both be the beneficial owners of the Shares held by Gull.

2. Dr. Wentz may be deemed to be the beneficial owner of 8,582,452 Shares, constituting 51.5% of the class. This includes 280,000 Shares that are issuable pursuant to options, which are exercisable within 60 days. Dr. Wentz has the sole power to vote or direct the vote of 8,582,452 Shares, and sole power to dispose of or direct the disposition of 8,582,452 Shares.

CUSIP No. 90328M107	13D	Page 19 of 23 Pages

3. David A. Wentz is the beneficial owner of 417,510 Shares, constituting 2.5% of the class. This includes 57,000 Shares that are issuable pursuant to options, which are exercisable within 60 days, and 9,178 Shares that are held in Mr. Wentz’s 401(k) account. This also includes 50,000 Shares which have been pledged to support an obligation incurred in connection with a prepaid variable forward contract that was entered into by Mr. Wentz with an unaffiliated third-party. The number of Shares to be delivered by Mr. Wentz on March 31, 2009 (the maturity date of the contract) will be based on the market price of the Shares and will not exceed 50,000 Shares. Under such agreement, Mr. Wentz has the right to deliver cash instead of Shares.

Mr. Wentz has the sole power to vote or direct the vote of 417,510 Shares, and sole power to dispose of or direct the disposition of 417,510 Shares. Prior to the completion of the Offer, Mr. Wentz may transfer a portion of his Shares to one or more trusts or other entities owned by him or other members of his immediate family for estate planning purposes.

4. Jacquelyn R. Wentz is the beneficial owner of 616,050 Shares, constituting 3.8% of the class. Ms. Wentz has the sole power to vote or direct the vote of 616,050 Shares, and has sole power to dispose of or direct the disposition of 616,050 Shares.

5. Bryan Wentz is the beneficial owner of 123,312 Shares, constituting 0.7% of the class. This includes 115,000 Shares that are issuable pursuant to options, which are exercisable within 60 days, 3,200 Shares that are issuable pursuant to stock appreciation rights and 72 Shares that are held in Bryan Wentz’s 401(k) account. Bryan Wentz has the sole power to vote or direct the vote of 123,312 Shares, and sole power to dispose of or direct the disposition of 123,312 Shares. Prior to the completion of the Offer, Bryan Wentz may transfer a portion of his Shares to one or more trusts or other entities owned by him or other members of his immediate family for estate planning purposes.

6. Annette Wentz is the beneficial owner of 2,940 Shares, constituting 0.02% of the class. Mrs. Wentz has the sole power to vote or direct the vote of 2,940 Shares, and has sole power to dispose of or direct the disposition of 2,940 Shares. This does not include 120,372 Shares beneficially owned by Bryan Wentz, with respect to which Shares Mrs. Wentz disclaims beneficial ownership.

7. The Meyer Foundation is the beneficial owner of 888,745 Shares, constituting 5.4% of the class. The Meyer Foundation has the sole power to vote or direct the vote of 888,745 Shares, and sole power to dispose of or direct the disposition of 888,745 Shares. These Shares beneficially owned by the Meyer Foundation are currently pledged as collateral for a loan.

8. Under the rules and regulations of the Commission, Paul J. Meyer may be deemed to be the beneficial owner of 84,000 Shares owned of record by his wife, Alice Jane Meyer, constituting 0.5% of the class. Mr. Meyer has shared power to vote or direct the vote of 84,000 Shares; and has shared power to dispose of or direct the disposition of 84,000 Shares.

9. Alice Jane Meyer is the beneficial owner of 84,000 Shares, constituting 0.5% of the class. Ms. Meyer has the shared power to vote or direct the vote of 84,000 Shares, and shared power to dispose of or direct the disposition of 84,000 Shares. These Shares beneficially owned by Ms. Meyer are currently pledged as collateral for a loan.

10. Centre Island Properties is the beneficial owner of 741,930 Shares, constituting 4.5% of the outstanding Shares of the Issuer. Centre Island Properties has the sole power to vote or direct the vote of 741,930 Shares, and sole power to dispose of or direct the disposition of 741,930 Shares. These Shares beneficially owned by Centre Island Properties are currently pledged as collateral for a loan. Christopher Whorms, a director of Centre Islands Properties, owns 3,000 Shares, constituting 0.02% of the class. Mr. Whorms has the sole power to vote or direct the vote of 3,000 Shares, and sole power to dispose of or direct the disposition of 3,000 Shares.

CUSIP No. 90328M107	13D	Page 20 of 23 Pages

11. Waco Boys Club Foundation is the beneficial owner of 58,400 Shares, constituting 0.4% of the class. Waco Boys Club Foundation has the sole power to vote or direct the vote of 58,400 Shares, and sole power to dispose of or direct the disposition of 58,400 Shares.

12. L-K Marketing Group is the beneficial owner of 52,865 Shares, constituting 0.3% of the class. L-K Marketing Group has the sole power to vote or direct the vote of 52,865 Shares, and sole power to dispose of or direct the disposition of 52,865 Shares. These Shares beneficially owned by L-K Marketing Group are currently pledged as collateral for a loan.

13. Beagle Trust is the beneficial owner of 17,340 Shares, constituting 0.1% of the class. Beagle Trust has the sole power to vote or direct the vote of 17,340 Shares, and sole power to dispose of or direct the disposition of 17,340 Shares.

All of the Reporting Persons beneficially own 11,582,604 Shares, constituting 68.7% of the class. This includes 452,000 Shares that are issuable pursuant to options, which are exercisable within 60 days, 3,200 Shares that are issuable pursuant to stock appreciation rights and 9,250 Shares held in 401(k) accounts.

Except as stated within this Item 5, none of (i) to the Meyer Foundation’s knowledge, the persons set forth on Exhibit G, (ii) to Centre Island Properties’ knowledge, the persons set forth on Exhibit H, (iii) to the Waco Boys Club Foundation’s knowledge, the persons set forth on Exhibit I, (iv) to L-K Marketing Group’s knowledge, the persons set forth on Exhibit J, and (v) to Beagle Trust’s knowledge, the persons set forth on Exhibit K, beneficially owns any Shares.

(c) The transactions effected by the Reporting Persons during the last 60 days are set forth in Exhibit F. Christopher Whorms made the following open market purchases of Shares within the last 60 days: (i) 1,000 Shares on April 2, 2008 for a per share purchase price of $20.25, (ii) 1,000 Shares on April 8, 2008 for a per share purchase price of $20.55 and (iii) 1,000 Shares on April 22, 2008 for a per share purchase price of $19.575. Except as stated within this Item 5, none of (i) to the Meyer Foundation’s knowledge, the persons set forth on Exhibit G, (ii) to Centre Island Properties’ knowledge, the persons set forth on Exhibit H, (iii) to the Waco Boys Club Foundation’s knowledge, the persons set forth on Exhibit I, (iv) to L-K Marketing Group’s knowledge, the persons set forth on Exhibit J, and (v) to Beagle Trust’s knowledge, the persons set forth on Exhibit K, has effected any transactions in the Shares in the past 60 days.

(d) Except as stated within this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except as otherwise set forth in this Schedule 13D, none of the Reporting Persons has any contract, arrangement, understanding or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of any securities of the Issuer, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guaranties of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits.

The following documents are filed as exhibits to this Schedule 13D:

Exhibit A	Joint Filing Agreement

Exhibit B	Press Release dated May 13, 2008

CUSIP No. 90328M107	13D	Page 21 of 23 Pages

Exhibit C	Commitment Letter by and between Ableco Finance LLC and Gull Holdings, Ltd., dated May 13, 2008

Exhibit D	Letter to Board of Directors of USANA Health Sciences, Inc. from Gull Holdings, Ltd.

Exhibit E	Contribution Agreement dated May 13, 2008, by and among Gull-Unity Holding Corp., Unity Acquisition Corp., and the Reporting Persons

Exhibit F	Recent Transactions

Exhibit G	Executive Officers and Directors of the Meyer Foundation

Exhibit H	Executive Officers and Directors of Centre Island Properties

Exhibit I	Executive Officers and Directors of the Waco Boys Club Foundation

Exhibit J	Executive Officers and Sole Manager of L-K Marketing Group

Exhibit K	Trustees of Beagle Trust

CUSIP No. 90328M107	13D	Page 22 of 23 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the persons signing below certifies that the information set forth in this statement is true, complete and correct.

May 23, 2008
Date

GULL HOLDINGS, LTD.

/s/ Toby L. Marshall /s/ Mark J. Lewin
Signature

Mark J. Lewin and Toby L. Marshall, For and on behalf of Enmyn Limited Corporate Director
Name/Title

MYRON W. WENTZ

/s/ Myron W. Wentz
Signature

DAVID A. WENTZ

/s/ David A. Wentz
Signature

JACQUELYN R. WENTZ

/s/ Jacquelyn R. Wentz
Signature

BRYAN WENTZ

/s/ Bryan Wentz
Signature

ANNETTE WENTZ

/s/ Annette Wentz
Signature

PAUL & JANE MEYER FAMILY FOUNDATION

/s/ William Terry Irwin
Signature

William Terry Irwin, Vice President
Name/Title

CUSIP No. 90328M107	13D	Page 23 of 23 Pages

PAUL J. MEYER

/s/ Paul J. Meyer
Signature

ALICE JANE MEYER

/s/ Alice Jane Meyer
Signature

CENTRE ISLAND PROPERTIES, LTD.

/s/ Christopher Whorms
Signature

Christopher Whorms, Director
Name/Title

WACO BOYS CLUB FOUNDATION, INC.

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Vice President
Name/Title

L-K MARKETING GROUP, LLC

/s/ Kevin Rhea
Signature

Kevin Rhea, President
Name/Title

BEAGLE IRREVOCABLE ASSET TRUST

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Trustee
Name/Title

Exhibit A

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons or entities named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of the Issuer and further agree that this joint filing agreement be included as an exhibit to this Schedule 13D. The undersigned and each other person executing this Agreement are responsible for the timely filing of such Schedule 13D and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of the undersigned or any other person executing this Agreement is responsible for the completeness or accuracy of the information concerning any other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which, taken together, shall constitute one and the same instrument.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of May 23, 2008.

GULL HOLDINGS, LTD.

/s/ Toby L. Marshall /s/ Mark J. Lewin
Signature

Mark J. Lewin and Toby L. Marshall, For and on behalf of Enmyn Limited Corporate Director
Name/Title

MYRON W. WENTZ

/s/ Myron W. Wentz
Signature

DAVID A. WENTZ

/s/ David A. Wentz
Signature

JACQUELYN R. WENTZ

/s/ Jacquelyn R. Wentz
Signature

BRYAN WENTZ

/s/ Bryan Wentz
Signature

ANNETTE WENTZ

/s/ Annette Wentz
Signature

PAUL & JANE MEYER FAMILY FOUNDATION

/s/ William Terry Irwin
Signature

William Terry Irwin, Vice President
Name/Title

PAUL J. MEYER

/s/ Paul J. Meyer
Signature

ALICE JANE MEYER

/s/ Alice Jane Meyer
Signature

CENTRE ISLAND PROPERTIES, LTD.

/s/ Christopher Whorms
Signature

Christopher Whorms, Director
Name/Title

WACO BOYS CLUB FOUNDATION, INC.

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Vice President
Name/Title

L-K MARKETING GROUP, LLC

/s/ Kevin Rhea
Signature

Kevin Rhea, President
Name/Title

BEAGLE IRREVOCABLE ASSET TRUST

/s/ Eugene R. Franklin
Signature

Eugene R. Franklin, Trustee
Name/Title

Exhibit B

PRESS RELEASE

SALT LAKE CITY—(BUSINESS WIRE)—Gull Holdings, Ltd., today announced its intention to make an offer to the shareholders of USANA Health Sciences, Inc. (Nasdaq:USNA - News) to acquire all of the outstanding shares that Gull Holdings and the other participants in the offer do not already own, for cash at a per share offer price of $26.00. Gull Holdings is controlled by Dr. Myron W. Wentz, Chairman and Chief Executive Officer of USANA. The proposed offer price represents a 24.8-percent premium to the closing price of USANA common stock on May 12, 2008 and a 29.2-percent premium to the volume weighted average price of USANA common stock for the 30-day period ending on May 12, 2008. The offer is proposed to be made through an acquisition vehicle, Unity Acquisition Corp., controlled by Gull Holdings. Gull Holdings and the other participants in the offer currently own or control approximately 68 percent of USANA common stock. The purchase price for the offer is expected to be funded through debt financing, and Gull Holdings has obtained a commitment from a major institutional lender for such financing. Such financing is subject to customary conditions.

“We are pleased to make this offer to shareholders to purchase the remaining shares of USANA at a significant premium,” said Dr. Myron W. Wentz. “Our mission is to develop and provide the highest quality, science-based health products, distributed internationally through network marketing. Going private will provide significant cost savings and will allow USANA’s talented management team, employees, and Associates to focus solely on providing industry-leading products and building USANA’s strong Associate network without the pressures and distractions brought on by the public market. USANA has not relied upon its public company status to raise capital and I do not expect that to change.”

Completion of the tender offer will be subject to, among other things, (i) closing of the necessary debt financing to complete the offer, (ii) the holders of at least the majority of the publicly-held shares tendering their shares in the offer, and (iii) the acquisition entity holding at least 90 percent of the outstanding shares of USANA common stock at the completion of the offer, including the shares held by Gull Holdings and the other participants in the offer.

Following successful completion of the tender offer, Gull Holdings will effect a short-form merger of Unity Acquisition Corp. with and into USANA, in which USANA shares held by the remaining public shareholders will be converted into the same consideration paid in the tender offer.

Additional Information and Where to Find It

The tender offer described in this release has not yet commenced, and this release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, Unity Acquisition Corp. will file a tender offer statement on Schedule TO with the Securities and Exchange Commission (SEC). Shareholders are strongly advised to read the tender offer statement (including the offer to purchase, related letter of transmittal and other offer documents) because they will contain important information. Once filed, these documents will be available at no charge on the SEC’s website at www.sec.gov.

Exhibit C

ABLECO FINANCE LLC

299 Park Avenue

New York, New York 10171

May 13, 2008

Gull Holdings, Ltd.

3838 West Parkway Boulevard

Salt Lake City, Utah 84120

Attn: Dr. Myron W. Wentz

Chief Executive Officer, Chairman

Canaccord Adams

99 High Street

Boston, Massachusetts 02110

Attn: David T. Thibodeau

Managing Director

Re:	Financing Commitment

Gentlemen:

Gull Holdings, Ltd., an Isle of Man company (“Gull Holdings”), has advised Ableco Finance LLC (“Ableco”) that Gull Holdings has formed or will form a new entity (such newly formed entity, “Holdco”) and that Holdco has formed or will form a new entity (“AcquisitionCo”) to tender for the purchase (the “Acquisition”) of all of the publicly held capital stock of USANA Health Sciences, Inc., a Utah Corporation (“USANA” and, upon the consummation of the merger of AcquisitionCo with and into USANA, the “Borrower”), not owned by Gull Holdings and certain other equity holders of USANA (the “Contributing Equity Holders”), and that Borrower requires financing (i) to refinance existing indebtedness of USANA, (ii) to fund a portion of the purchase price of the Acquisition, (iii) to pay fees and expenses related to the financing contemplated by this commitment letter and the Acquisition, and (iv) to fund the Borrower’s ongoing working capital requirements. It is our understanding that prior to or upon the consummation of the Acquisition (the date of which shall be the closing date of the Financing Facility referred to below) (a) all shares of USANA capital stock owned by Gull Holdings and the Contributing Equity Holders shall be contributed to Holdco in exchange for certain equity interests in Holdco, (b) Holdco shall acquire all of the issued and outstanding capital stock of AcquisitionCo in exchange for all of the capital stock of USANA owned by Holdco, and (c) AcquisitionCo shall merge with and into USANA with USANA surviving such merger.

We are pleased to advise you that Ableco is willing to act as lead arranger (in such capacity, the “Arranger”), bookrunner, syndication agent and administrative agent, in each case, in connection with a senior secured financing facility in the maximum aggregate principal amount of up to $215.0 million (the “Financing Facility”) substantially on the terms and conditions set forth in the Outline of Terms and Conditions attached hereto as Exhibit A (the

“Term Sheet”). The Financing Facility will consist of (a) a $15.0 million revolving credit facility and (b) a term loan facility of up to $200.0 million. All obligations of the Borrower under the Financing Facility will be guaranteed by Holdco and each domestic subsidiary of USANA that is not a Borrower (together with Holdco, each a “Guarantor” and collectively, the “Guarantors”) and secured by a first priority lien on, and security interest in, substantially all assets of the Borrower and the Guarantors, subject to such exclusions as the Arranger may reasonably agree.

Ableco is pleased to confirm its commitment to act as Arranger and bookrunner, to act as syndication agent and as administrative agent for the Financing Facility, and to provide the Borrower with the full amount of the Financing Facility, in each case on the terms and subject to the conditions contained in this commitment letter, the Term Sheet and the Fee Letter (as defined below).

Gull Holdings, on behalf of itself, the Borrower and the Guarantors, acknowledges that this commitment letter and the Term Sheet do not purport to summarize all the provisions which would be contained in definitive legal documentation for the Financing Facility. The loan documentation for the Financing Facility will include, in addition to the provisions that are summarized in this commitment letter, the Term Sheet and the Fee Letter, provisions that, in the reasonable opinion of the Arranger, are customary or typical for this type of financing transaction and other provisions that the Arranger reasonably determines to be appropriate in the context of the proposed transaction. Our fees for services related to the Financing Facility are set forth in a separate fee letter (the “Fee Letter”), dated as of the date hereof, entered into by Gull Holdings and the Arranger on the date hereof.

By its execution hereof and its acceptance of the commitment contained herein, Gull Holdings agrees to indemnify and hold harmless the Arranger and each of its assignees and affiliates and its directors, partners, members, officers, employees and agents (each an “Indemnified Party”) from and against any and all losses, claims, damages, liabilities or other expenses to which such Indemnified Party may become subject, insofar as such losses, claims, damages, liabilities (or actions or other proceedings commenced or threatened in respect thereof) or other expenses arise out of or in any way relate to or result from, this commitment letter, the Acquisition or the extension of the Financing Facility contemplated by this commitment letter, or in any way arise from any use or intended use of this commitment letter or the proceeds of the Financing Facility contemplated by this commitment letter, and Gull Holdings agrees to reimburse each Indemnified Party for any legal or other expenses incurred in connection with investigating, defending or participating in any such loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Party is a party to any action or proceeding out of which indemnified expenses arise), but excluding therefrom all expenses, losses, claims, damages and liabilities which are finally determined in a non-appealable decision of a court of competent jurisdiction to have resulted solely from the gross negligence or willful misconduct of such Indemnified Party, its affiliates or its or their officers, directors, employees and agents. In the event of any litigation or dispute involving this commitment letter, the Term Sheet, the Fee Letter or the Financing Facility, the Arranger shall not be responsible or liable to Gull Holdings, any Borrower, any Guarantor, or any other person for any special, indirect, consequential, incidental or punitive damages. In addition, Gull Holdings agrees to reimburse the Arranger for all reasonable and supportable out-of-pocket costs and expenses (the “Expenses”) incurred by or on behalf of the Arranger in connection with the negotiation, preparation, execution and delivery of this commitment letter, the Term Sheet, the Fee Letter and any and all definitive documentation relating hereto and thereto, including, but not limited to, the reasonable fees and expenses of no more than two outside counsel to the Arranger (except that Schulte Roth & Zabel LLP shall be responsible for drafting and negotiating the definitive documentation on behalf of the Arranger and the lenders) and the reasonable and supportable out-of-pocket costs and expenses incurred by the Arranger in connection with any due diligence (including, without limitation, any interviews of USANA distributors and accounting due diligence conducted by third party examiners) and syndication of the Financing Facility. The obligations of Gull Holdings under this paragraph shall remain effective whether or not definitive documentation is executed and notwithstanding any termination of this commitment letter.

On the date of execution hereof, Gull Holdings shall pay to the Arranger in immediately available funds $100,000, which represents an additional deposit (the “Additional Deposit”), which is in addition to the initial expense deposit of $200,000 paid by Gull Holdings to the Arranger (together with the Additional Deposit, the “Deposit”). The Arranger may request, and Gull Holdings shall forthwith pay to the Arranger, in immediately available funds, an additional expense deposit if the amount of Expenses incurred or to be incurred by the Arranger in connection with the Financing Facility exceeds or will exceed the amount of the Deposit. If on the closing date of the Financing Facility the aggregate of the Deposit and any other amounts paid by Gull Holdings to the Arranger pursuant to this paragraph exceed the amount of Expenses incurred, the Arranger shall promptly refund such excess to Gull Holdings. The Deposit will not be segregated and may be commingled with other funds, and Gull Holdings will not be entitled to receive interest on the Deposit.

The Arranger’s commitment to provide the Financing Facility is subject to (i) the negotiation, execution and delivery of definitive loan documentation substantially on the terms and conditions set forth in the Term Sheet and in form and substance reasonably satisfactory to the Arranger and its counsel, (ii) the satisfaction of the Arranger that since March 31, 2008, there has not occurred or become known to the Arranger (A) any material adverse change with respect to the financial condition, business, operations, assets, liabilities or prospects of USANA and its subsidiaries (taken as a whole) (a “Material Adverse Change”), except to the extent disclosed in writing to the Arranger prior to the date hereof or disclosed in a document filed with the SEC prior to the date hereof and publicly available or (B) any new or inconsistent information or other matter not previously disclosed in writing by Gull Holdings to the Arranger (other than any projections, budgets, pro forma financial statements and general economic industry information) relating to USANA, Gull Holdings, any of their respective subsidiaries or the transactions contemplated by this commitment letter which has resulted in a Material Adverse Change, and (iii) the satisfaction of the conditions set forth in the Term Sheet. If at any time the Arranger shall reasonably determine that either (x) the Borrower is unable to fulfill any condition set forth in this commitment letter, the Term Sheet or the Fee Letter or (y) any Material Adverse Change has occurred, the Arranger may terminate this commitment letter by giving notice thereof to Gull Holdings (subject to the obligation of Gull Holdings to pay all fees, costs, expenses and other payment obligations hereunder to the extent that they expressly survive the termination of this commitment letter).

Gull Holdings, on behalf of itself, the Borrower and the Guarantors, acknowledges and agrees that the Arranger intends to syndicate a portion of the Financing Facility to one or more other lenders. The Arranger, as syndication agent, will, in consultation with Gull Holdings and USANA, manage all aspects of the syndication, including determining the timing of all offers to potential lenders, any title of agent or similar designations awarded to any lender and the acceptance of commitments, the amounts offered and the compensation provided to each lender from the amounts to be paid to the Arranger pursuant to the terms of this commitment letter and Term Sheet. By its execution hereof and its acceptance of the commitment contained herein, Gull Holdings agrees to take all action as the Arranger may reasonably request, from time to time prior to and up to 90 days subsequent to the closing date of the Financing Facility, to assist (and causing USANA to assist) the Arranger in forming a syndicate reasonably acceptable to the Arranger, including, without limitation, (i) making senior management of Gull Holdings and USANA available to participate in rating agency meetings (if necessary), lender meetings and other communications with potential lenders at such times and places as the Arranger may reasonably request, (ii) assisting in the preparation of an information memorandum for the financing and other marketing materials to be used in connection with the syndication thereof, and (iii) promptly providing the Arranger with all information deemed reasonably necessary by the Arranger to successfully complete the syndication of the financing; provided that syndication is not a condition to close.

Gull Holdings agrees that information regarding the Financing Facility and information provided by Gull Holdings, USANA or their respective representatives to the Arranger in connection with the Financing Facility (including, without limitation, draft and execution versions of the definitive loan documentation for the Financing Facility, publicly filed financial statements, and draft or final offering materials relating to contemporaneous or prior securities issuances by Gull Holdings, USANA or any of their respective subsidiaries) may be disseminated to potential lenders (“Lenders”) and officers, directors, employees and affiliates of Lenders through one or more internet sites (including an IntraLinks, SyndTrak or other electronic workspace (the “Platform”)) created for purposes of syndicating the Financing Facility or otherwise, in accordance with the Arranger’s standard syndication practices (including hard copy and via electronic transmissions), and you acknowledge that neither the Arranger nor any of its affiliates will be responsible or liable to you or any other person or entity for damages arising from the use by others of the information or other materials obtained from the Platform, except to the extent any such damages have been found by a final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence, bad faith or willful misconduct of the Arranger, any of its affiliates’ or its or their officers, directors, employees, affiliates or controlling persons. The Arranger agrees to inform all persons who receive information concerning Gull Holdings, USANA and their subsidiaries or this commitment letter that such information is confidential and may not be disclosed to any other person, except as permitted herein.

The Arranger agrees to use efforts equivalent to the efforts it applies to maintaining the confidentiality of its own confidential information to keep all information delivered by Gull Holdings, USANA or their respective affiliates to each Purchaser pursuant to this commitment letter confidential and shall continue to abide by the terms of the Confidentiality Agreement previously executed and delivered to Gull Holdings so long as such agreement remains in effect.

Gull Holdings, on behalf of itself, the Borrower and the Guarantors, acknowledges that certain of the Lenders may be “public side” Lenders (i.e., Lenders that do not wish to receive material non-public information with respect to Gull Holdings, USANA, their respective affiliates or their respective securities) (each, a “Public Lender”). At the reasonable request of the Arranger, Gull Holdings agrees to prepare an additional version of the information packages related to Gull Holdings and USANA and presentations, in each case to be used by Public Lenders, that do not contain material non-public information concerning Gull Holdings or USANA, their respective affiliates or their securities. In addition, Gull Holdings agrees that unless specifically labeled “Private — Contains Non-Public Information,” no information, documentation or other data disseminated to prospective Lenders by or at the direction of Gull Holdings in connection with the syndication of the Financing Facility, whether through an internet site (including, without limitation, the Platform), electronically, in presentations at meetings or otherwise, will contain any material non-public information concerning Gull Holdings or USANA, their respective affiliates or their respective securities. It is understood that in connection with your assistance described above, authorization letters will be included in any Confidential Information Memorandum that authorize the distribution of the Confidential Information Memorandum to prospective Lenders, containing a representation to the Arranger that the public-side version does not include material non-public information about Gull Holdings, USANA, their respective affiliates and their respective securities. For the avoidance of any doubt, Gull Holdings acknowledges and agrees on behalf of itself, the Borrower and the Guarantors, that the following documents may be distributed to Public Lenders (unless Gull Holdings promptly notifies the Arranger that any such document contains material non-public information with respect to Gull Holdings, USANA or their respective affiliates or their respective securities): (a) drafts and final definitive documentation with respect to the Financing Facility; (b) administrative materials prepared by the Arranger for prospective Lenders (such as a lender meeting invitation, allocations and funding and closing memoranda); and (c) notification of changes in the terms of the Financing Facility.

Gull Holdings represents and warrants that (i) all written information and other materials concerning Gull Holdings, USANA, any other Borrower, any Guarantor or any of their respective affiliates (excluding any projections, budgets, pro forma financial statements and general economic industry information, collectively, the “Information”) which has been, or is hereafter, made available to Arranger by, or on behalf of Gull Holdings, any Borrower or any Guarantor is, or when delivered will be, when considered as a whole, complete and correct in all material respects and does not, or will not when delivered, contain any untrue statement of material fact or omit to state a material fact necessary in order to make the statements contained therein not misleading in light of the circumstances under which such statement has been made and (ii) to the extent that any such Information contains projections, such projections were prepared in good faith on the basis of (A) assumptions, methods and tests stated therein which are believed by Gull Holdings, any Borrower or any Guarantor, as applicable, to be reasonable and (B) information believed by Gull Holdings, any Borrower or any Guarantor, as applicable, to have been accurate based upon the information available to Gull Holdings, any Borrower or any Guarantor at the time such projections were furnished to the Arranger. With respect to the Information pertaining to USANA and its subsidiaries, the foregoing representations and warranties are made by Gull Holdings to the best of its knowledge as a result of Gull Holdings’ due diligence investigation of USANA and its subsidiaries. Gull Holdings agrees that if at any time prior to the Closing Date, any of the representations in the preceding sentence would be, to the best of its knowledge, incorrect in any material respect if the information and projections were being furnished, and such representations were being made, at such time, then Gull Holdings will promptly supplement, or cause to be supplemented, the information and projections so that such representations will be correct in all material respects under those circumstances.

This commitment letter is delivered to Gull Holdings upon the condition that, prior to its acceptance of this offer and the payment of the Additional Deposit, neither the existence of this commitment letter, the Term Sheet or the Fee Letter, nor any of their contents, shall be disclosed by Gull Holdings, any Borrower, any Guarantor or any of their respective affiliates, except as may be compelled to be disclosed in a judicial or administrative proceeding or as otherwise required by law or, on a confidential and “need to know” basis, solely to the directors, officers, employees, advisors and agents of Gull Holdings and USANA and (other than the Fee Letter) the sellers of the capital stock of USANA and their respective advisors. Notwithstanding the foregoing, the parties hereto acknowledge and agree that public filing of this commitment letter will be required to comply with the laws and regulations governing the Acquisition. In addition, Gull Holdings agrees that, except as otherwise required by law, it will (i) consult with the Arranger prior to the making of any public filing in which reference is made to the Arranger or the commitment contained herein, and (ii) obtain the prior approval of the Arranger before releasing any public announcement in which reference is made to the Arranger or to the commitment contained herein. Gull Holdings acknowledges that the Arranger and its affiliates may now or hereafter provide financing or obtain other interests in other companies in respect of which Gull Holdings or its affiliates may be business competitors, and that neither the Arranger or any of its affiliates will have any obligation to provide to Gull Holdings or any of its affiliates any confidential information obtained from or in respect of such other companies.

The offer made by the Arranger in this commitment letter shall expire, unless otherwise agreed by the Arranger in writing, at 5:00 p.m. (New York City time) on May 13, 2008, unless prior thereto the Arranger has received (i) a copy of this commitment letter and the Fee Letter, signed by Gull Holdings accepting the terms and conditions of this commitment letter, the Term Sheet and the Fee Letter and (ii) the Additional Deposit, in immediately available funds. The Arranger’s commitment to provide the Financing Facility shall expire and this commitment letter shall terminate upon the earlier of (x) the business day after the termination of the “tender offer” as described in the share solicitation documentation governing the Acquisition and (y) 5:00 p.m. (New York City time) on July 18, 2008, unless prior thereto, definitive loan documentation shall have been agreed to in writing by all parties and the conditions set forth therein shall have been satisfied (it being understood that Gull Holding’s obligation hereunder to pay all amounts in respect of indemnification and Expenses shall survive termination of this commitment letter); provided that this commitment letter and the Fee Letter (and all obligations of Gull Holdings herein and therein) shall automatically and without further action terminate and be of no further force or legal effect upon execution and delivery of the definitive documents for the Financing Facility and the consummation of the Acquisition, and such obligations shall be solely the obligations of the Borrower and the Guarantors pursuant to such definitive documentation.

This commitment letter shall not be assignable by you without the prior written consent of the Arranger (and any purported assignment without such consent shall be null and void), is intended to be solely for the benefit of the parties hereto and is not intended to confer any benefits upon, create any rights in favor of, or impose any obligations or commitments on, any person other than the parties hereto. The Arranger may assign its commitment hereunder, in whole or in part, to any of its affiliates or, with the consent of Gull Holdings (such consent not to be unreasonably withheld or delayed), to any Lender, and upon such assignment and the delivery by the assignee of an unconditional commitment with respect to the assigned portion of the commitment, subject only to the satisfaction with the final loan documentation, the Arranger shall be released from the portion of its commitment hereunder that has been assigned.

Ableco hereby notifies Gull Holdings that pursuant to the requirements of the USA PATRIOT Act (Title III of Pub. L. 107-56 (signed into law October 26, 2001)) (the “Act”) and other applicable law relating to money laundering and terrorist financing, Ableco, and each Lender, may be required to obtain, verify and record information that identifies Gull Holdings, USANA, each other Borrower and each Guarantor, which information includes the name and address of Gull Holdings, USANA, each Borrower and Guarantor and other information that will allow Ableco and each Lender to identify Gull Holdings, USANA, each other Borrower and each Guarantor in accordance with the Act and such other applicable law. This notice is given in accordance with the requirements of the Act and is effective for Ableco and each Lender.

As you know, Ableco may from time to time effect transactions, for its own account or the account of customers, and hold positions in loans or options on loans of Gull Holdings, USANA and other companies that may be the subject of this arrangement. In addition, Ableco may employ the services of its affiliates in providing certain services hereunder and may exchange with such affiliates information concerning Gull Holdings, USANA and other companies that may be the subject of this arrangement, and such affiliates shall be entitled to the benefits afforded to Ableco hereunder.

In addition, please note that the Arranger and its affiliates do not provide accounting, tax or legal advice.

This commitment letter, including the attached Term Sheet (i) supersedes all prior discussions, agreements, commitments, arrangements, negotiations or understandings, whether oral or written, of the parties with respect thereto, (ii) shall be governed by the law of the State of New York, without giving effect to the conflict of laws provisions thereof that would apply a different law, (iii) shall be binding upon the parties and their respective successors and assigns, (iv) may not be relied upon or enforced by any other person or entity, and (v) may be signed in multiple counterparts and delivered by facsimile or other electronic transmission, each of which shall be deemed an original and all of which together shall constitute one and the same instrument. If this commitment letter becomes the subject of a dispute, each of the parties hereto hereby waives trial by jury. To the fullest extent permitted by applicable law, the parties hereto hereby irrevocably submit to the non-exclusive jurisdiction of any New York State court or Federal court sitting in the County of New York in respect of any suit, action or proceeding arising in connection with or as a result of either this arrangement or any matter referred to in this commitment letter or the Fee Letter and irrevocably agrees that all claims in respect of such suit, action or proceeding may be heard and determined in any such court.

This commitment letter may be amended, modified or waived only in a writing signed by each of the parties hereto.

Should the terms and conditions of the offer contained herein meet with your approval, please indicate your acceptance by signing and returning a copy of this commitment letter and the Fee Letter to the Arranger.

Very truly yours,

ABLECO FINANCE LLC

By:	/s/ Daniel Wolf
	Name:	Daniel Wolf
	Title:	President

Agreed and accepted on this 13th day of May 2008:

GULL HOLDINGS, LTD.

By:	/s/ Myron W. Wentz
	Name:	Myron W. Wentz
Title:

Exhibit D

CONFIDENTIAL

May 12, 2008

Board of Directors

USANA Health Sciences, Inc.

3838 West Parkway Boulevard

Salt Lake City, UT 84120

Gentlemen:

This letter is to inform you that an acquisition vehicle organized by Gull Holdings, Ltd. (“Gull”) intends to commence a tender offer to purchase all of the outstanding shares of common stock of USANA Health Sciences, Inc. (the “Company”) not owned by Gull and certain other shareholders of the Company who will be participating in the tender offer. Gull and these other shareholders currently own or control approximately 68% of the outstanding shares of the Company’s common stock. Gull is wholly-owned by Dr. Myron W. Wentz, Chairman and Chief Executive Officer of the Company, and the other shareholders participating in the tender offer include David A. Wentz, the Company’s President.

The transaction would be effected through a tender offer for all of the outstanding public shares, followed by a merger between the Company and the acquisition vehicle. In the tender offer and follow-on merger, public shareholders would receive $26.00 in cash per share of the Company’s common stock, which represents a premium of approximately 24.8% over the closing price per share on May 12, 2008.

We have arranged for debt financing for this transaction and have included a copy of the related commitment letter with this letter to the Board. The commitment letter describes the terms of the proposed financing for the transaction, as well as the terms of a refinancing of the Company’s existing indebtedness with the Company’s lenders. These loans will be secured by the assets of the Company if the transaction is completed.

The completion of the tender offer would be conditioned upon, among other things, (i) a majority of the minority shareholders tendering their shares in the tender offer, (ii) the acquiring entity holding at least 90% of the Company’s outstanding common stock after the closing of the tender offer (inclusive of the shares held by the participants in the tender offer), and (iii) receipt of the proceeds of the financing to purchase the public shares.

We believe that the proposed transaction presents an excellent opportunity for the Company’s public shareholders to realize a premium for their investment, while allowing management to focus on executing the Company’s strategy without having to address the burdens and costs of being a public company.

We are happy to discuss the proposed transaction in more detail with the Board of Directors and its advisors.

Very truly yours,

Gull Holdings, Ltd.

By:	/s/ Myron W. Wentz
Myron W. Wentz

Exhibit E

CONTRIBUTION AGREEMENT

THIS CONTRIBUTION AGREEMENT, dated as of May 13, 2008 (this “Agreement”), is entered into by and among Gull-Unity Holding Corp., a Delaware corporation (“Parent”), Unity Acquisition Corp., a Utah corporation (the “Purchaser”), and Gull Holdings, Ltd., Myron W. Wentz, David A. Wentz and the other parties listed on the signature pages hereto (each, a “Shareholder” and, collectively, the “Shareholders”).

RECITALS

WHEREAS, the Purchaser intends to make a cash tender offer (the “Tender Offer”) for all of the outstanding capital stock of USANA Health Sciences, Inc., a Utah corporation (“USANA”), other than any such capital stock held by the Shareholders;

WHEREAS, after expiration of the Tender Offer and provided that the conditions to the Tender Offer as set forth in the related Offer to Purchase to be distributed to the shareholders of Unity (the “Offer to Purchase”) are satisfied or waived, the Purchaser intends to merge with and into USANA, with USANA being the surviving corporation and a direct wholly-owned subsidiary of Parent (the “Merger”);

WHEREAS, each Shareholder beneficially owns the number of shares of common stock, par value $0.001 per share, of USANA (the “USANA Common Stock”) set forth opposite his, her or its name on Exhibit A hereto (such shares of USANA Common Stock, together with any other shares of capital stock of USANA acquired (whether beneficially or of record) by such Shareholder after the date hereof and during the term of this Agreement, including any shares acquired by means of purchase, dividend or distribution, or issued upon the exercise of any warrants or options, or the conversion of any convertible securities or otherwise, or issued by reason of any stock dividend, split-up, reclassification, recapitalization, combination, exchange of shares or the like (but excluding any shares of USANA Common Stock held in the USANA 401(k) Plan (the “Plan Shares”)), being collectively referred to herein as, the “Subject Shares”);

WHEREAS, each Shareholder has agreed that it will contribute all of its Subject Shares to Parent in exchange for the equity interest in Parent provided herein; and

WHEREAS, Parent has agreed that it will subsequently contribute all of the Subject Shares to the Purchaser in exchange for the equity interest in the Purchaser provided herein.

NOW, THEREFORE, in consideration of the foregoing and the mutual premises, representations, warranties, covenants and agreements contained herein, the parties hereto, intending to be legally bound, hereby agree as follows:

1. Representations and Warranties of Parent. Parent hereby represents and warrants to the Purchaser and each Shareholder as follows:

(a) Due Authorization. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent, and no other corporate proceedings on the part of Parent are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Parent and, assuming due and valid execution and delivery hereof by each of the other parties hereto, constitutes a valid and binding agreement of Parent, enforceable against it in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

(b) No Conflicts. Except for (i) filings under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the “HSR Act”), if applicable, (ii) any applicable requirements of the Securities Act of 1933, as amended (the “Securities Act”), or the Securities Exchange Act of 1934, as amended (together with the Securities Act, the “Federal Securities Laws”), and (iii) the applicable requirements of state securities, takeover or blue sky laws, (A) no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign public body or authority is necessary for the execution of this Agreement by Parent and the consummation of the transactions contemplated hereby, and (B) neither the execution and delivery of this Agreement by Parent, nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the provisions hereof, shall (1) conflict with or result in any breach of any provision of its articles of incorporation or by-laws, (2) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which it is a party or by which it or any of its properties or assets may be bound, or (3) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its properties or assets, except, in the case of the immediately preceding clauses (2) or (3), for violations, breaches or defaults which would not in the aggregate materially impair the ability of Parent to perform its obligations hereunder.

2. Representations and Warranties of the Purchaser. The Purchaser hereby represents and warrants to Parent and each Shareholder as follows:

(a) Due Authorization. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of the Purchaser, and no other corporate proceedings on the part of the Purchaser are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Purchaser and, assuming due and valid execution and delivery hereof by each of the other parties hereto, constitutes a valid and binding agreement of Purchaser, enforceable against it in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

(b) No Conflicts. Except for (i) filings under the HSR Act, if applicable, (ii) any applicable requirements of the Federal Securities Laws, and (iii) the applicable requirements of state securities, takeover or blue sky laws, (A) no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign public body or authority is necessary for the execution of this Agreement by the Purchaser and the consummation of the transactions contemplated hereby, and (B) neither the execution and delivery of this Agreement by the Purchaser, nor the consummation by it of the transactions contemplated hereby, nor compliance by it with any of the provisions hereof, shall (1) conflict with or result in any breach of any provision of its articles of incorporation or by-laws, (2) result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which it is a party or by which it or any of its properties or assets may be bound, or (3) violate any order, writ, injunction, decree, statute, rule or regulation applicable to it or any of its properties or assets, except, in the case of the immediately preceding clauses (2) or (3), for violations, breaches or defaults which would not in the aggregate materially impair the ability of Purchaser to perform its obligations hereunder.

3. Representations and Warranties of Each Shareholder. The Shareholders severally represent and warrant to Parent and Purchaser as follows:

(a) Authority. Such Shareholder has the legal capacity and all requisite power and authority to execute and deliver this Agreement and to perform his, her or its obligations and consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Shareholder and, assuming due and valid execution and delivery hereof by each of the other parties hereto, constitutes a valid and binding agreement of such Shareholder, enforceable against such Shareholder in accordance with its terms, except that such enforceability (i) may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting or relating to enforcement of creditors’ rights generally and (ii) is subject to general principles of equity.

(b) The Subject Shares. Except as set forth on Exhibit A hereto, such Shareholder is the record and beneficial owner of, and has good and marketable title to, the Subject Shares set forth opposite his, her or its name on Exhibit A hereto, free and clear of any and all encumbrances except for any such encumbrances that do not restrict or otherwise limit such Shareholder’s ability to perform its obligations hereunder. Such Shareholder does not own, of record or beneficially, any shares of capital stock of USANA (or rights to acquire any such shares) other than as set forth opposite his, her or its name on Exhibit A hereto. Except as set forth on Exhibit A hereto, each Shareholder has the sole right to vote, sole power of disposition, sole power to issue instructions with respect to the matters set forth in Sections 4 and 5 hereof, and sole power to agree to all of the matters set forth in this Agreement, in each case with respect to all of such Shareholder’s Subject Shares, with no limitations, qualifications or restrictions on such rights, subject to applicable Federal Securities Laws and the terms of this Agreement. The Subject Shares held by such Shareholder are duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(c) No Conflicts.

(i) Except for filings under the HSR Act, if applicable, and any applicable Federal Securities Laws, no filing with, and no permit, authorization, consent or approval of, any state, federal or foreign public body or authority is necessary for the execution of this Agreement by such Shareholder and the consummation of the transactions contemplated hereby;

(ii) the execution and delivery of this Agreement by such Shareholder do not, and the consummation by such Shareholder of the transactions contemplated hereby and compliance with the terms hereof will not, result in a violation or breach of, or constitute (with or without notice or lapse of time or both) a default (or give rise to any third party right of termination, cancellation, material modification or acceleration) under any of the terms, conditions or provisions of any note, bond, mortgage, indenture, license, contract, agreement or other instrument or obligation to which such Shareholder is a party or by which such Shareholder or any of his, her or its properties or assets may be bound, or violate any order, writ, injunction, decree, statute, rule or regulation applicable to such Shareholder or any of his, her or its properties or assets, except, in each case, for violations, breaches or defaults which would not in the aggregate materially impair the ability of such Shareholder to perform his, her or its obligations hereunder; and

(iii) the execution and delivery of this Agreement by such Shareholder do not, and the consummation by such Shareholder of the transactions contemplated hereby will not, violate any material laws applicable to such Shareholder.

(d) Investment Representations.

(i) Such Shareholder is purchasing the shares of Parent Common Stock (as defined below) for such Shareholder’s own account for investment only, and not for resale or with a view to the distribution thereof.

(ii) Such Shareholder is able to bear the economic risks of the investment in shares of Parent Common Stock contemplated hereby, including the total loss of the investment, and has adequate means of providing for his, her or its current needs and possible contingencies. Such Shareholder has such knowledge and experience in financial and business matters that such Shareholder is capable of evaluating the merits and risks of this investment and of making an informed investment decision, and has relied solely upon the advice of such Shareholder’s own counsel, accountant and other advisors, with regard to the legal, investment, tax and other considerations regarding this investment. Such Shareholder has had the opportunity to ask questions and receive answers concerning Parent, the Tender Offer, the Merger and the other transactions contemplated hereby.

(iii) Such Shareholder understands that the shares of Parent Common Stock to be issued hereunder will not be registered under the Securities Act or any applicable state securities laws and may not be sold or otherwise transferred or disposed of in the absence of an effective registration statement under the Securities Act and under any applicable state securities laws (or exemptions from the registration requirements thereof). Such Shareholder further acknowledges that certificates representing such shares of Parent Common Stock will bear restrictive legends reflecting the foregoing.

(iv) Such Shareholder first learned of this investment in the jurisdiction of his residential address and/or address of his, her or its principal executive offices as set forth on Exhibit A.

4. Contribution of Subject Shares.

(a) Each Shareholder hereby agrees to contribute the Subject Shares to Parent immediately prior to the acceptance for payment by Purchaser of any shares of USANA Common Stock in the Tender Offer, in each case, free and clear of any encumbrances except those arising from this Agreement. Such Shareholder acknowledges that his, her or its agreement to contribute the Subject Shares to Parent in accordance with this Agreement is irrevocable and that such Shareholder shall have no right to withdraw any Subject Shares so contributed.

(b) Subject to the terms and conditions hereof, Parent shall issue such number of shares of its common stock, par value $0.001 per share (“Parent Common Stock”), to the Shareholders such that, following the contribution of the Subject Shares, each such Shareholder will hold such number of shares of Parent Common Stock set forth on Exhibit A. Against delivery by each Shareholder of its Subject Shares, Parent shall effect the issuances described herein by executing and delivering to each Shareholder duly executed certificates evidencing the shares of Parent Common Stock subscribed to by each such Shareholder, each certificate duly registered in such Shareholder’s name. Such shares of Parent Common Stock will be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(c) To facilitate the contribution of the Subject Shares by such Shareholder, as promptly as reasonably practicable following the request of Parent, each Shareholder shall deliver to Parent the certificates representing such Subject Shares and stock powers executed in blank to be held by Parent to effect the contribution of the Subject Shares as set forth in this Agreement and/or irrevocable instructions to his, her or its broker to transfer the Subject Shares to Parent in accordance with the terms of this Agreement.

(d) Immediately following the contribution of the Subject Shares by the Shareholders to Parent pursuant to Section 3(a) hereof, Parent hereby agrees (i) to contribute the Subject Shares to the Purchaser free and clear of any encumbrances except those arising from this Agreement and (ii) not to withdraw any Subject Shares so contributed. Following the contribution of the Subject Shares, Parent shall continue to hold 100% of the outstanding shares of common stock, par value $0.001 per share, of the Purchaser (“Purchaser Common Stock”). Such shares of Purchaser Common Stock issued to Parent will be duly authorized, validly issued, fully paid, non-assessable and free of preemptive rights.

(e) Each Shareholder and Parent hereby acknowledge that no cash shall be received in exchange for such Subject Shares in the Tender Offer or the Merger, and that such Shareholder and Parent shall have the right to receive only the consideration described herein with respect to the contribution of the Subject Shares.

(f) Each Shareholder hereby agrees to be named as an offeror in the Schedule TO (the “Schedule TO”) to be filed with the Securities and Exchange Commission (“SEC”) in connection with the Tender Offer, and to disclosure in the Offer to Purchase and, if approval of the shareholders of USANA is required under applicable law for the Merger, USANA’s proxy statement (including, in each case, all documents and schedules filed with the SEC), of (i) such Shareholder’s identity and ownership of USANA Common Stock, (ii) the nature of such Shareholder’s commitments, arrangements and understandings under this Agreement, the Shareholders Agreement, and any other agreements between such Shareholder and Parent or Purchaser, and (iii) all other information regarding such Shareholder and his, her or its affiliates required to be disclosed under applicable law, rules and regulations in any filing with the SEC.

(g) The information relating to such Shareholder to be contained in the Offer to Purchase and any other documents filed with the SEC in connection with the Tender Offer and the Merger, will not contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein not false or misleading at the time and in light of the circumstances under which such statement is made.

(h) Each Shareholder shall have the right to review in advance the Schedule TO and any other documents to be filed with the SEC with respect to the Tender Offer. Purchaser agrees to consult with the Shareholders in preparing such documentation, and to keep the Shareholders apprised of the status of all material matters relating to the completion of the transactions contemplated hereby.

5. Agreement to Vote. Each Shareholder hereby agrees that:

(a) At any meeting of shareholders of USANA called to vote upon the transactions discussed in the Offer to Purchase, however called, or at any adjournment thereof or in connection with any written consent of the holders of USANA Common Stock or in any other circumstances upon which a vote, consent or other approval with respect to such transactions is sought, such Shareholder shall be present (in person or by proxy) and shall vote (or cause to be voted) all Subject Shares then held of record or beneficially owned by such Shareholder in favor of such transactions.

(b) At any meeting of shareholders of USANA, however called, or at any adjournment thereof or in connection with any written consent of the holders of USANA Common Stock or in any other circumstances upon which a vote, consent or other approval is sought, the Shareholder shall vote (or cause to be voted) all Subject Shares then held of record or beneficially owned by such Shareholder against any action or agreement (other than those actions or agreements discussed in the Offer to Purchase) that would impede, interfere with, delay, postpone or attempt to discourage the Tender Offer, the Merger or the other transactions contemplated by this Agreement and discussed in the Offer to Purchase.

6. Restriction on Transfer of Subject Shares. Except with respect to (i) security interests that may be granted under any loan or other agreement entered into by Parent, Purchaser or the Shareholders in connection with the financing of the Tender Offer, Merger or other transactions discussed in the Offer to Purchase or (ii) certain gifts of Subject Shares as described on Exhibit A, each Shareholder agrees to not do, or cause to be done, any of the following:

(a) sell, transfer, pledge, encumber, assign or otherwise dispose of (collectively, “Transfer”), or enter into any contract, option or other arrangement or understanding with respect to the Transfer by such Shareholder of, any of the Subject Shares or offer any interest in any thereof to any Person other than pursuant to this Agreement;

(b) enter into any voting arrangement or understanding, whether by proxy, power of attorney, voting agreement, voting trust or otherwise, with respect to the Subject Shares;

(c) tender any of the Subject Shares, or take any action to cause any of the Plan Shares to be tendered, in the Tender Offer; or

(d) take any action that would make any representation or warranty of such Shareholder contained herein untrue or incorrect in any material respect or have the effect of preventing or materially impeding such Shareholder from performing its obligations under this Agreement.

7. Shareholders Agreement. Parent and each Shareholder agree to enter into the Shareholders Agreement in the form attached hereto as Exhibit B (the “Shareholders Agreement”) upon the acceptance of shares of USANA Common Stock by the Purchaser in the Tender Offer. Such Shareholder acknowledges and agrees that the issuance of the Parent Common Stock to such Shareholder hereunder is conditioned upon the execution and delivery to Parent of a signature page to the Shareholders Agreement. Such Shareholder further acknowledges that certificates representing such shares of Parent Common Stock will bear a restrictive legend reflecting that such shares are subject to the terms of the Shareholders Agreement.

8. Further Assurances. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all appropriate action, and to do or cause to be done, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the transactions contemplated by this Agreement, including, without limitation, the Tender Offer and the Merger. Without limiting the foregoing, each party hereto will, from time to time and without further consideration, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments and shall take all such other action as any other party may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement, including vesting good title to the Subject Shares in Parent and/or Purchaser. This Section shall survive termination of this Agreement upon the effective time of the Merger.

9. Termination. This Agreement, and all obligations, agreements and waivers hereunder, will terminate and be of no further force and effect upon the earlier of (i) the abandonment of the Tender Offer by Purchaser, (ii) the effective time of the Merger, or (iii) 120 days after the date of this Agreement; provided, however, that nothing herein shall relieve any party from liability for any breach hereof.

10. Shareholder Capacity. No person executing this Agreement who is or becomes during the term hereof a director or officer of USANA makes any agreement or understanding herein in his capacity as such director or officer. Each Shareholder signs solely in its capacity as the record holder and beneficial owner of such Shareholder’s Subject Shares. This Section shall survive termination of this Agreement.

11. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to the remedy of specific performance of such provisions and to an injunction or injunctions or such other equitable relief as may be necessary to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in any federal or state court located in the State of Utah, this being in addition to any other remedy to which they are entitled at law or in equity. In addition, each of the parties hereto (a) consents to submit such party to the personal jurisdiction of any federal or state court located in the State of Utah in the event any dispute arises out of this Agreement or any of the transactions contemplated hereby, (b) agrees that such party will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (c) agrees that such party will not bring any action relating to this Agreement or the transactions contemplated hereby in any court other than a federal or state court sitting in the State of Utah and (d) waives any right to trial by jury with respect to any claim or proceeding related to or arising out of this Agreement or any of the transactions contemplated hereby.

12. General Provisions.

(a) Amendments. This Agreement may not be modified, altered, supplemented or amended except by an instrument in writing signed by each of the parties hereto.

(b) Notice. All notices and other communications hereunder shall be in writing and shall be mailed by registered or certified mail, postage prepaid, sent by facsimile or otherwise delivered by hand or by messenger addressed:

(i) if to Parent, to the following address or facsimile number:

Gull-Unity Holding Corp.

c/o Gull Holdings, Ltd.

3838 West Parkway Boulevard

Salt Lake City, Utah 84120

(ii) if to the Purchaser, to the following address or facsimile number:

Unity Acquisition Corp.

c/o Gull Holdings, Ltd.

3838 West Parkway Boulevard

Salt Lake City, Utah 84120

(iii) if to the Shareholders, to the address or facsimile number set forth on Exhibit A hereto,

or in each case at such other address or facsimile number as shall be designated by the party and furnished to the other parties in accordance with the provisions of this Section.

Each such notice or other communication shall for all purposes of this Agreement be treated as effective or having been given or received on the earliest of the following: (i) at the time of delivery, if delivered by hand; (ii) upon printed confirmation of successful facsimile transmission, if sent by facsimile; (iii) one business day after deposit with an express overnight courier; or (iv) three business days after mailing by registered or certified mail.

(c) Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section to this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(d) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

(e) Entire Agreement; No Third-Party Beneficiaries. This Agreement (including, without limitation, the documents and instruments referred to herein), (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any person or entity other than the parties hereto any rights or remedies hereunder.

(f) Binding Agreement. This Agreement and the obligations hereunder shall attach to the Subject Shares and shall be binding upon the parties and any person or entity to which legal or beneficial ownership of the Subject Shares shall pass, whether by operation of law or otherwise, including, without limitation, any Shareholder’s administrators or successors. Notwithstanding any transfer of Subject Shares, the transferor shall remain liable for the performance of all obligations of the transferor under this Agreement.

(g) Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, without reference to the conflict of laws principles thereof.

(h) Costs and Expenses. All costs and expenses incurred in connection with this Agreement and the consummation of the transactions contemplated hereby shall be paid by the party incurring such expenses; provided that Parent and Purchaser shall bear the expenses of commencing and completing the Tender Offer and the Merger; and provided further that Parent shall pay the reasonable out-of-pocket expenses of the Shareholders listed on Schedule I that were incurred by such Shareholders in connection with the transactions contemplated hereby, in an aggregate amount not to exceed $75,000 (the “Cap”) for all such Shareholders. The foregoing Cap shall not apply to the reasonable out-of-pocket expenses of such Shareholders which may be incurred by such Shareholders in connection with any third-party suit, claim or litigation with respect to the Tender Offer, which such expenses shall be reimbursed by Parent in full. This Section shall survive termination of this Agreement.

(i) Assignment. This Agreement shall not be assigned by operation of law or otherwise without the prior written consent of Parent, Purchaser and the Paul & Jane Meyer Family Foundation.

(j) Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, Parent, the Purchaser and each Shareholder have caused this Agreement to be signed as of the date first written above.

PARENT:

GULL-UNITY HOLDING CORP.

By:	/s/ David A. Wentz
Name: David A. Wentz
Title: President

PURCHASER:

UNITY ACQUISITION CORP.

By:	/s/ David A. Wentz
Name: David A. Wentz
Title: Vice President

SHAREHOLDER:

CENTRE ISLAND PROPERTIES, LTD.

By:	/s/ Christopher Whorms
Name: Christopher Whorms
Title: Director

SHAREHOLDER:

/s/ Alice Jane Meyer
Alice Jane Meyer

SHAREHOLDER:

L-K MARKETING GROUP, LLC

By:	/s/ Kevin Rhea
Name: Kevin Rhea
Title: President

SHAREHOLDER:

BEAGLE IRREVOCABLE ASSET TRUST

By:	/s/ Eugene R. Franklin
	Name:	Eugene R. Franklin
	Title:	Trustee

SHAREHOLDER:

WACO BOYS CLUB FOUNDATION, INC.

By:	/s/ Eugene R. Franklin
	Name:	Eugene R. Franklin
	Title:	Vice President

SHAREHOLDER:

PAUL & JANE MEYER FAMILY FOUNDATION

By:	/s/ Terry Irwin
	Name:	Terry Irwin
	Title:	Vice President

SHAREHOLDER:

GULL HOLDINGS, LTD.

By:	/s/ David A. Harris
	Name:	David A. Harris
For and on behalf of Enmyn Limited Corporate Director

SHAREHOLDER:

/s/ Myron W. Wentz
Myron W. Wentz

SHAREHOLDER:

/s/ David A. Wentz
David A. Wentz

SHAREHOLDER:

/s/ Jacquelyn R. Wentz
Jacquelyn R. Wentz

SHAREHOLDER:

/s/ Bryan Wentz
Bryan Wentz

SHAREHOLDER:

/s/ Annette Wentz
Annette Wentz

Exhibit F

Recent Transactions

Meyer Foundation:

Date	Type of Transaction	Number of Shares	Purchase Price
March 18, 2008	Open Market Purchase	10,000	$26.82 per share
March 20, 2008	Open Market Purchase	6,915	$28.61 per share
March 28, 2008	Open Market Purchase	103,000	$21.14 per share
March 31, 2008	Open Market Purchase	10,000	$21.98 per share
April 4, 2008	Open Market Purchase	20,000	$21.01 per share
May 7, 2008	Purchase by trade with Passport to Success Foundation, Inc.	6,500	19,650 shares of common stock of Mannatech, Incorporated

Exhibit G

EXECUTIVE OFFICERS AND DIRECTORS

OF

THE MEYER FOUNDATION

Set forth below is a list of each executive officer and director of the Meyer Foundation setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

William Terry Irwin 1105 Wooded Acres, Suite 700 Waco, TX 76710	Chief Executive Officer of Creative Education Institute, a company that develops and sells research-based learning products

Paul James Meyer 4527 Lake Shore Waco, TX 76710	Retired

Alice Jane Meyer 4527 Lake Shore Waco, TX 76710	Homemaker

Georgetta Duncan P.O. Box 8072 Waco, TX 76714	Accountant for Great SW Property Management, a property management company

Eugene R. Franklin 4567 Lake Shore Waco, TX 76710	Accountant for Rutherford Group, an accounting services company

Exhibit H

EXECUTIVE OFFICERS AND DIRECTORS

OF

CENTRE ISLAND PROPERTIES

Set forth below is a list of each executive officer and director of the Centre Islands Properties setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Christopher Whorms P.O. Box 31492 Grand Cayman, KY1-1206 Cayman Islands	Business Manager for Centre Island Properties, Ltd., a real estate investment and property management company

Alice Jane Meyer 4527 Lake Shore Waco, TX 76710	Homemaker

Eugene R. Franklin 4567 Lake Shore Waco, TX 76710	Accountant for Rutherford Group, an accounting services company

Exhibit I

EXECUTIVE OFFICERS AND DIRECTORS

OF

THE WACO BOYS CLUB FOUNDATION

Set forth below is a list of each executive officer and director of the Waco Boys Club Foundation setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Eugene R. Franklin 4567 Lake Shore Waco, TX 76710	Accountant for Rutherford Group, an accounting services company

William Terry Irwin 1105 Wooded Acres, Suite 700 Waco, TX 76710	Chief Executive Officer of Creative Education Institute, a company that develops and sells research-based learning products

Georgetta Duncan P.O. Box 8072 Waco, TX 76714	Accountant for Great SW Property Management, a property management company

Exhibit J

EXECUTIVE OFFICERS AND SOLE MANAGER

OF

L-K MARKETING GROUP

Set forth below is a list of each executive officer and the sole manager of the L-K Marketing Group setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Kevin Rhea P.O. Box 8072 Waco, TX 76714	President of L-K Marketing Group, a marketing and sales company

Leslie Rhea P.O. Box 8072 Waco, TX 76714	Vice President of L-K Marketing Group, a marketing and sales company

Georgetta Duncan* P.O. Box 8072 Waco, TX 76714	Accountant for Great SW Property Management, a property management company

* Sole manager or L-K Marketing Group

Exhibit K

TRUSTEES

OF

BEAGLE TRUST

Set forth below is a list of each trustee of the Beagle Trust setting forth the business address and present principal occupation or employment (and the name and address of any corporation or organization in which such employment is conducted) of each person.

Name and Business Address	Present Principal Occupation (principal business of employer)	Name and Address of Corporation or Other Organization (if different from address provided in Column 1)

Eugene R. Franklin 4567 Lake Shore Waco, TX 76710	Accountant for Rutherford Group, an accounting services company

William Terry Irwin 1105 Wooded Acres, Suite 700 Waco, TX 76710	Chief Executive Officer of Creative Education Institute, a company that develops and sells research-based learning products